Exhibit 99.1

Sinovac Amends Shareholder Rights Plan

BEIJING, March 24, 2017 /PRNewswire/ -- Sinovac Biotech Ltd. (“Sinovac” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced that its board of directors has amended its shareholder rights plan. The amendment extends the expiration date of the plan from March 27, 2017 to March 27, 2018. The amendment was not in response to any acquisition proposal.

About Sinovac Biotech Ltd.

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac’s newly developed innovative vaccine against HFMD caused by EV71 was commercially launched in 2016. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to countries in Asia and South America. For more information, please visit the Company’s website www.sinovac.com.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com